Response to Question 77(c):

At the Special Meeting of Stockholders of the Fund held on December 16, 2002, the stockholders approved a proposal to liquidate and dissolve the Fund pursuant to the Plan of Liquidation and Dissolution previously adopted by the Board of Directors.










NYA 591342.1